Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES SIGNING OF PARTNERSHIP
AGREEMENT WITH NORTH WEST UPGRADING AND
AN AGREEMENT WITH THE GOVERNMENT OF ALBERTA TO PROCESS BITUMEN UNDER ITS
BITUMEN ROYALTY IN KIND (BRIK) INITIATIVE
CALGARY, ALBERTA – FEBRUARY 16, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) has entered into a partnership agreement with North West Upgrading Inc. (“North West”) to move forward with detailed engineering regarding the construction and operation of a bitumen refinery near Redwater, Alberta.

In addition, the partnership has entered into an agreement to process bitumen supplied by the Government of Alberta under the BRIK initiative.  Provided the project is sanctioned following detailed engineering, Phase 1 will process 50,000 bbl/d of bitumen to finished products and will incorporate an integrated CO2 management solution. The facility can be expanded in two additional identical phases of 50,000 bbl/d of bitumen at a future date.  Canadian Natural believes it is important to ensure conversion capacity is available in the mid and long term to support heavy oil demand and facilitate unlocking the value of the Company’s vast heavy oil assets in Alberta.  As such, Canadian Natural has agreed to provide 12,500 bbl/d of bitumen to Phase 1 of the facility.

Canadian Natural’s President, Steve Laut commented, “This is a great opportunity for Canadian Natural to be part of a project that not only supports the Alberta Government’s efforts to create value by keeping refining in Alberta but also supports our marketing strategy to ensure conversion capacity for our products and create shareholder value.  Working together with the North West management team who have extensive experience in building and operating such facilities will help ensure the success of the project and complements our well balanced and vast asset portfolio.”

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects, project sanction, bitumen processing capability and future expansion.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.  Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.